Exhibit 4.1

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934

The following description sets forth certain material terms and provisions of the securities of BBQ Holdings, Inc. that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of Minnesota law. Unless the context requires otherwise, references to “we,” “us,” “our” and the “Company” refer to BBQ Holdings, Inc.

This summary does not purport to be complete and is qualified by reference to our Articles of Incorporation and our Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles of Incorporation and our Bylaws for additional information.

Capital Stock

As of the date hereof, the Company’s authorized capital stock consists of 100,000,000 shares, having a par value of $.0.01 per share in the case of Common Stock, and having a par value as determined by the Board in the case of preferred stock, to be held, sold and paid for at such times and in such manner as the Board may from time to time determine in accordance with Minnesota law. The Board is expressly authorized to establish more than one class or series of shares, either preferred or Common, and to fix the relative rights, restrictions and preferences of any such different classes or series, and the authority to issue shares of a class or series to another class or series to effectuate share dividends, splits or conversion of the Company’s outstanding shares. The Board also has the authority to issue rights to convert any of the Company’s securities into shares of stock of any class or classes, the authority to issue options to purchase or subscribe for shares of stock of any class or classes, and the authority to issue share purchase or subscription warrants or any other evidence of such option rights which set forth the terms, provisions and conditions thereof, including the price at which such shares may be subscribed for or purchased. Such options, warrants and rights may be transferable or nontransferable and separable or inseparable from the Company’s other securities.

Voting Rights

Each share of Common Stock entitles the holder to one vote with respect to each matter presented to our shareholders on which the holders of Common Stock are entitled to vote. Our Common Stock votes as a single class on all matters relating to the election and removal of directors on our Board and as provided by law. Holders of our Common Stock will not have cumulative voting rights. Except as otherwise provided in our Articles, Bylaws, or required by law, the shareholders shall take action by the affirmative vote of the holders of a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting.

Dividend Rights

The holders of Common Stock are entitled to receive such dividends as are from time to time declared by the Board out of funds legally available therefore. We have never declared or paid cash dividends on our Common Stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board and will depend on such factors as earnings levels, capital requirements, loan agreement or other contractual restrictions, our financial condition and other factors deemed relevant by our Board.

Liquidation and Other Rights

In the event of our liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our Common Stock have no conversion, redemption, preemptive, subscription or similar rights. There are no sinking fund provisions for or applicable to the Common Stock. The outstanding shares of Common Stock are not liable to further call or to assessment by the Company.

Listing

The Company’s Common Stock is listed on the Nasdaq Global Market under the symbol “BBQ”.

Transfer Agent and Registrar

Broadridge Corporate Issuer Solutions, Inc. is the transfer agent and registrar for the Company’s Common Stock.

Anti-takeover Effects of Minnesota Law and Our Articles and Bylaws

Certain provisions of our Articles and Bylaws may make it less likely that our management would be changed or someone would acquire voting control of our Company without our Board’s consent. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their Common Stock.

Ability to Issue Capital Stock with Preferential Rights without Shareholder Approval

Our Board can at any time, under our Articles, and without shareholder approval, issue more than one class or series of shares, either preferred or Common, and to fix the relative rights, restrictions and preferences of any such different classes or series. In some cases, the issuance of classes or series of stock having preferential rights to the shares of common stock that are currently outstanding, without shareholder approval, could discourage or make more difficult attempts to take control of our Company through a merger, tender offer, proxy contest or otherwise. Such classes or series of shares having preferential or special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our Company from acquiring enough voting shares necessary to take control.

Advance Notice Provisions for Raising Business or Nominating Directors

Sections 3.13 and 4.3 of our Bylaws contain advance-notice provisions relating to the ability of shareholders to raise business at a shareholder meeting and make nominations for directors to serve on our Board. These advance-notice provisions generally require shareholders to raise business within a specified period of time prior to a meeting in order for the business to be properly brought before the meeting. Similarly, our Bylaws prescribe the timing of submissions for nominations to our Board and certain factual and background information respecting the nominee and the shareholder making the nomination.

Unanimous Shareholder Written Consent

The Minnesota Business Corporation Act’s Section 302A.441 provides that any action required or permitted to be taken by the shareholders of a corporation may be effected by written consent only if signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action. The Minnesota Business Corporation Act does not permit a publicly held company such as ours to opt-out of this unanimous written consent provision.

Special Meetings of Shareholders

Our Bylaws provide that special meetings of shareholders may be called only by the Chief Executive Officer, the Chief Financial Officer, our Board, any two or more members of the Board, or one or more shareholders holding 10% or more of the issued and outstanding voting shares of the Company and complying with certain procedures specified in our Bylaws. Further, business transacted at any special meeting of shareholders is limited to matters relating to the purpose or purposes stated in the notice of the meeting.

Anti-Takeover Effects of Certain Provisions of Minnesota Law

Several provisions of Minnesota law may deter potential changes in control of the Company that some shareholders may view as beneficial or that may provide a premium on our stock price. These provisions, as described below, could have an anti-takeover effect. They are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage an unsolicited takeover if our Board determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.

Although we have amended our Bylaws to provide that Section 302A.671 (Control Share Acquisitions) of the Minnesota Business Corporation Act does not apply to or govern us, we remain subject to Section 302A.673 (Business Combinations) of the Minnesota Business Corporation Act. Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of disinterested members of our Board before the interested shareholder’s share acquisition date.

Section 302A.675 of the Minnesota Business Corporation Act generally prohibits an offeror from acquiring our shares within two years following the offeror’s last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.